Mail Stop 3561

February 5, 2008

William R. Herren
Chairman of the Board
Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, Michigan 48009

> **Re: Asia Automotive Acquisition Corporation**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed January 31, 2008**
> **File No. 333-147086**

Dear Mr. Herren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have now added the shares held in escrow to the fee table; however, we also note that you indicate no fee is payable. Since these shares appear to be the private placement of shares to insiders prior to the initial public offering, it does not appear that these shares relate to the units or warrants. Therefore, it is unclear why no fee is due. Please revise or advise. Lastly, the prospectus cover page and the prospectus/proxy statement has not been revised to reflect the inclusion of the escrowed shares in the shares being registered. Please revise.

2.   The Annexes should be filed with the prospectus/proxy statement in each amendment filed on Edgar. Please revise. In addition, you indicate in the prospectus/proxy statement that the tax opinion can be found in the Annex. It does not appear in the index. Please advise or revise.

3.   We reissue comment four from our letter dated January 25, 2008. Please file all amendments to the Equity Acquisition Agreement, including the amendment to Article 8. These amendments, since they relate to the acquisition agreement, should be included in the Annex.

Selected Unaudited Pro Forma Combined Financial Information, page 32

4.   We note your response to comment seven from our letter dated January 25, 2008 and the amended Key Employees Employment Agreement filed as Exhibit 10.1. However, your disclosure in several parts of the filing (e.g. - pages 54, 55 and 67), indicates that Hunan Tongxin executive management is required to remain with the combined company for two years under the Key Employees Employment Agreement. Please revise your disclosures throughout the filing to clarify that the issuance of the 4.5 million shares is not contingent upon future employment.

Comparative Per Share Information, page 34

5.   We note your response to comment eight from our letter dated January 25, 2008. It appears that your calculation of book value per share for the combined company is based on stockholders' equity in the combined company assuming maximum approval. However, this appears to be inconsistent with note (3) on page 36 which states that the calculation assumes minimum approval. Please revise your disclosure to separately present pro forma combined book value per share assuming both minimum and maximum approval, and provide us with your supporting calculations for each scenario.

6.   In connection with the previous comment, please revise the number of shares used to calculate book value per share for the combined company to include the shares that will be issued in conjunction with the acquisition of Hunan Tongxin.

Background of the Equity Acquisition Agreement, page 53
The Candidate Identification Process, page 53

7.   We reissue comment 11 from our letter dated January 25, 2008. Provide clear disclosure as to how and when AAAC first became aware of Hunan Tongxin and when contact between the parties, direct or indirect, commenced.

Information About Hunan Tongxin Enterprise Co., Ltd., page 79

8.   We partially reissue comment 13 from our letter dated January 25, 2008. Please provide the disclosure required by Item 101(c)(1)(iv) and (xi) of Regulation S-K. Also, explain the ability to renew the patents at expiration.

Plan of Operations, page 108

9.   We note that you have not obtained waivers from the entities to whom you owe money. We note that the Form S-1 indicated that you would seek such waivers and if the party would not agree to provide such waiver, you would analyze other alternatives and determine whether the engagement was in the best interests of shareholders. Discuss the extent to which you asked for a waiver from these entities and the extent to which you considered the lack of a waiver in entering into these agreements with the parties. Add appropriate risk factor disclosure.

Unaudited Pro Forma Condensed Combined Statement of Operations
Pro Forma Adjustments, I, page 122

10.   We note the revisions to your filing in response to comment 18 our letter dated January 25, 2008. Please tell us how you calculated the weighted average shares assuming minimum approval for the year ended December 31, 2006 and the weighted average shares assuming both maximum and minimum approval for the nine months ended September 30, 2007.

11.   In connection with the previous comment, the pro forma statements of operations assuming both minimum and maximum approval reflect a net loss for the year ended December 31, 2006. Accordingly, the conversion of warrants and options for dilutive earnings per share would be anti-dilutive. Please refer to SFAS 128 and revise your disclosures accordingly.

Hunan Tongxin Enterprise Co., Ltd. Financial Statements
Report of Independent Auditors

12.   We note that the date of the audit report was changed from November 6, 2007 to July 31, 2007. Please discuss with your independent accountant and tell us why the earlier report date of July 31, 2007 is appropriate, given the timing of the audit work performed and considering the applicable auditing standards relating to the dual-dating or re-dating of audit reports. We may have additional comments after reviewing your response.

Notes to Consolidated Financial Statements
Note 3 – Summary of Significant Accounting Policies and Practices
D – Shipping and Handling Costs

13.   Based on your revised disclosure, outbound freight expense exceeds 19% of gross margin for each period presented. Since these costs are significant in relation to gross margin, please explain in more detail how you determined that it was appropriate to classify such amounts as operating expenses rather than cost of goods sold. Refer to paragraph eight of EITF 00-10. While we note your disclosure on page 91 of MD&A, the responsibility for tracking the outbound shipping and handling expenses would appear to be unrelated to the determination of where the amounts should be classified in the financial statements. Please advise and revise your disclosures as appropriate.

Note 7 – Investments in Operating Businesses

14.   We note your disclosure regarding the equity method investment of $4.4 million in Chucheng Auto at September 30, 2007. Please revise your disclosures to state the material terms of this investment, including the acquisition date and the consideration exchanged. In addition, please revise the cash flow statement to separately disclose the investment, or tell us why you believe that no revisions are required.

Exhibits

15.   The proxy card should be filed as part of the prospectus/proxy statement, rather than as an exhibit. The proxy card is provided to shareholders with the prospectus/proxy statement.

16.   Please file the remaining exhibits, including the legality opinion. We may have additional comments upon filing of these exhibits

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Paul M. Kavanaugh
        Fax: (248) 645-2690